Condensed Consolidated Interim Financial Statements
June 30, 2024

(Unaudited)

(Stated in thousands of United States Dollars)

NOTICE TO SHAREHOLDERS
For The Three and Six Months Ended June 30, 2024
i-80 Gold Corp

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed consolidated interim financial statements of i-80 Gold Corp were prepared by management in accordance with International Financial Reporting Standards ("IFRS Accounting Standards"). Only changes in accounting policies have been disclosed in these unaudited condensed consolidated interim financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited condensed consolidated interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited condensed consolidated interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements and (ii) the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Stated in thousands of United States Dollars)
(Unaudited)

	Note	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		$47,812	$16,277
Receivables		3,714	4,316
Inventory	5	13,580	11,387
Prepaids and deposits		4,873	4,631
Current portion of other assets	6	1,278	3,202
Total current assets		71,257	39,813
Non-current assets
Other assets	6	366	765
Restricted cash and cash equivalents	7	39,451	44,488
Property, plant and equipment	8	647,311	638,627
Total non-current assets		687,128	683,880
Total assets		$758,385	$723,693

LIABILITIES
Current liabilities
Accounts payable		$7,087	$12,849
Accrued liabilities		14,946	14,333
Current portion of long-term debt	9	92,675	88,378
Current provision for environmental rehabilitation	10	573	543
Current portion of other liabilities	11	17,081	16,562
Total current liabilities		132,362	132,665
Non-current liabilities
Long-term debt	9	86,697	91,896
Provision for environmental rehabilitation	10	67,001	70,979
Non-current portion of other liabilities	11	6,040	1,889
Total non-current liabilities		159,738	164,764
Total liabilities		292,100	297,429

EQUITY
Share capital	12	582,361	489,270
Reserves		18,787	19,311
Deficit		(134,863)	(82,317)
Total equity		466,285	426,264
Total liabilities and equity		$758,385	$723,693

Subsequent events [Note 23]

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on August 12, 2024

/s/ John Seaman	/s/ Ewan Downie
John Seaman	Ewan Downie
Director	Director

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Stated in thousands of United States Dollars, except for share data)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Revenue		$7,184	$11,310	$15,597	$15,859
Cost of sales		(18,994)	(12,188)	(26,897)	(18,731)
Depletion, depreciation and amortization	8	(74)	(2,724)	(451)	(4,145)
Mine operating loss		(11,884)	(3,602)	(11,751)	(7,017)

Expenses
Exploration, evaluation and pre-development	15	5,065	11,095	7,848	20,074
General and administrative	16	6,007	4,397	10,585	9,588
Property maintenance		1,864	2,781	5,269	5,230
Share-based payments	12	612	903	1,141	2,211
Loss before the following		(25,432)	(22,778)	(36,594)	(44,120)

Other (expense) income	17	(1,519)	10,476	3,234	21,663
Finance expense	18	(9,880)	(7,898)	(19,186)	(14,565)
Loss before income taxes		(36,831)	(20,200)	(52,546)	(37,022)

Deferred tax recovery		—	4,238	—	7,944
Loss and comprehensive loss for the period		$(36,831)	$(15,962)	$(52,546)	$(29,078)

Loss per common share
Basic and diluted loss per share	13	$(0.10)	$(0.06)	$(0.16)	$(0.11)

Weighted average number of common shares outstanding
Basic and diluted weighted average shares outstanding	13	361,145,495	265,433,411	333,234,688	255,573,142

See accompanying notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Stated in thousands of United States Dollars)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
OPERATING ACTIVITIES
Loss for the period		$(36,831)	$(15,962)	$(52,546)	$(29,078)

Items not affecting cash
Depletion, depreciation and amortization	8 (iv)	643	3,140	1,540	4,983
Non-cash share-based payments	12 (f)	612	903	1,141	2,211
Non-cash items included in other income	14 (ii)	3,089	(9,800)	(1,230)	(20,717)
Gain on foreign exchange		(449)	(43)	(380)	(43)
Finance expense		9,434	7,890	18,733	14,545
Deferred taxes		—	(4,238)	—	(7,944)
Reclamation expenditures	10	(238)	(309)	(238)	(309)
Change in non-cash working capital balances related to operations	14 (i)	3,566	1,846	(9,915)	(3,003)
Cash used in operating activities		$(20,174)	$(16,573)	$(42,895)	$(39,355)

INVESTING ACTIVITIES
Net cash acquired in acquisition of Paycore Minerals Inc.	4	—	10,027	—	10,027
Capital expenditures on property, plant and equipment	8	(6,276)	(12,637)	(9,419)	(22,817)
Environmental liability security		(453)	(14,391)	5,037	(14,670)
Other assets		425	—	425	—
Purchase of investments		—	—	—	(894)
Cash used in investing activities		$(6,304)	$(17,001)	$(3,957)	$(28,354)

FINANCING ACTIVITIES
Proceeds from shares issued in brokered placement	4	83,500	—	83,500	—
Proceeds from shares issued in equity financing	4	—	—	17,436	—
Net proceeds on Convertible Debentures	9(iii)	—	—	—	61,906
Contingent payments	11 (vii)	—	—	—	(11,000)
Principal repayment on Gold Prepay Agreement	9 (iv)	(9,717)	(4,088)	(9,717)	(8,203)
Principal repayment on Silver Purchase Agreement	9 (v)	(8,387)	(21)	(8,387)	(5,662)
Share issue costs		(4,101)	—	(4,481)	—
Stock option and warrant exercises	12 (b)	309	189	895	1,903
Finance fees paid		(950)	—	(950)	—
Other		97	(89)	(289)	(189)
Cash provided by / (used in) financing activities		$60,751	$(4,009)	$78,007	$38,755

Change in cash and cash equivalents during the period		34,273	(37,583)	31,155	(28,954)
Cash and cash equivalents, beginning of period		13,090	56,910	16,277	48,276
Effect of exchange rate changes on cash held		449	28	380	33
Cash and cash equivalents, end of period		$47,812	$19,355	$47,812	$19,355

Supplemental cash flow information [Note 14]

See accompanying notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Stated in thousands of United States Dollars, except for share data)
(Unaudited)

Share Capital
Issued and outstanding	Note	Number of shares	Share capital	Equity settled employee benefits	Surplus (deficit)	Total equity
Balance as at December 31, 2022		240,561,017	$354,470	$15,042	$(36,100)	$333,412
Shares and options issued on acquisition of Paycore Minerals Inc.	4	30,505,575	78,787	2,515	—	81,302
Shares issued in relation to Ruby Hill contingent payments	12(b)	5,515,313	16,000	—	—	16,000
Shares issued in relation to Convertible Loan	12(b)	800,449	1,665	—	66	1,731
Exercise of warrants and stock options	12(d)	841,398	2,342	(318)	—	2,024
Share-based payments	12(f)	—	—	1,441	—	1,441
Convertible Debenture conversion option	9(iii)	—	—	—	18,913	18,913
Loss for the period		—	—	—	(29,078)	(29,078)
Balance as at June 30, 2023		278,223,752	453,264	18,680	(46,199)	425,745
Shares issued in equity financing	12(b)	13,629,800	27,693	—	—	27,693
Shares issued in relation to Ruby Hill contingent payments	12(b)	6,613,382	10,000	—	—	10,000
Exercise of stock options	12(d)	35,400	81	(35)	—	46
Share-based payments	12(f)	—	—	666	—	666
Share issue costs		—	(1,768)	—	—	(1,768)
Loss for the period		—	—	—	(36,118)	(36,118)
Balance as at December 31, 2023		298,502,334	489,270	19,311	(82,317)	426,264
Shares issued in brokered placement	4	69,698,050	74,644	—	—	74,644
Shares issued in private placement	4	13,064,204	17,436	—	—	17,436
Shares issued in relation to Granite Creek contingent payments	12(b)	2,727,336	3,564	—	—	3,564
Exercise of stock options	12(d)	904,800	1,928	(1,033)	—	895
Share-based payments	12(f)	—	—	509	—	509
Share issue costs		—	(4,481)	—	—	(4,481)
Loss for the period		—	—	—	(52,546)	(52,546)
Balance as at June 30, 2024		384,896,724	$582,361	$18,787	$(134,863)	$466,285

See accompanying notes to the Condensed Consolidated Interim Financial Statements

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

1.NATURE OF OPERATIONS

i-80 Gold Corp ("i-80 Gold" or the "Company"), is a Nevada-focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold, silver and poly-metallic deposits. The Company's principal assets include the Ruby Hill Mine, Lone Tree Mine, Granite Creek Mine and McCoy-Cove Project. Each property is wholly-owned by the Company.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange ("NYSE") under the symbol IAUX. Its head office is located at Suite 460, 5190 Neil Road, Reno, Nevada, 89502.

2.BASIS OF PREPARATION

(a)Statement of compliance

These unaudited condensed consolidated interim financial statements (the "Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the IASB have been condensed or omitted and these Financial Statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2023. The accounting policies applied in the preparation of these Financial Statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2023, except for the adoption of amendments to IAS 1 as further described in Note 2 (e) of these Financial Statements. Certain figures in the comparative period have been reclassified to be consistent with the current year's presentation.

These Financial Statements were approved and authorized for issuance by the Board of Directors on August 12, 2024.

(b)Basis of presentation

These Financial Statements have been prepared using the measurement bases specified by IFRS Accounting Standards for each type of asset, liability, income and expense. Measurement bases are more fully described in the accounting policies below.

These Financial Statements have been prepared by management on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company’s ability to execute its plan and fulfill its commitments as they come due is dependent upon its success in obtaining additional financing. While management has been successful in raising additional funds in the past, there can be no assurance that it will be able to do so in the future. Given the Company’s working capital deficit, current operating losses and management’s expectation of future losses until it has fully executed its strategy, the inability of the Company to arrange appropriate financing in a timely manner could result in the carrying value of the Company’s assets being subject to material adjustment. These conditions indicate the existence of material uncertainties which cast significant doubt as to the Company’s ability to continue as a going concern.

These Financial Statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary if the Company is not able to continue as a going concern. Such adjustments could be material.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(c)Basis of consolidation

The Financial Statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases. The Company's principal properties and material subsidiaries are as follows:

Subsidiary	Location	Percentage of ownership	Property	Principle activity
Premier Gold Mines USA Inc.	Nevada	100%	Holding	Mineral exploration
Goldcorp Dee LLC	Humboldt, Nevada	100%	Lone Tree	Production
Ruby Hill Mining Company LLC	Eureka, Nevada	100%	Ruby Hill	Production
Osgood Mining Company LLC	Humboldt, Nevada	100%	Granite Creek	Development
Au-Reka Gold LLC	Eureka, Nevada	100%	McCoy-Cove	Pre-development
Golden Hill Mining LLC	Eureka, Nevada	100%	FAD	Mineral exploration
Argenta LLC	Lander, Nevada	100%	Inactive	Mineral exploration

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(d)Functional and presentation currency

The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

(e)Amended IFRS Accounting Standard effective January 1, 2024

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. In addition, the amendments clarify that: (a) classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, only conditions with which the Company must comply on or before the reporting date affect the classification of a liability as current or non-current; (d) the term settlement refers to a transfer that extinguishes the liability and such transfer could be made in cash or other assets including the Company's own equity instruments. Furthermore, the amendments confirm that when the terms of the liability allow for settlement by the Company's own equity instruments at the option of the counterparty, settlement using the Company's own equity instruments is not considered in determining the classification of the liability. To meet this exception, the conversion option must have been separated from the liability and classified as an equity instrument in the financial statements of the Company. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024.

The Company adopted the amendments on the effective date applying the amendments retrospectively. Certain amounts in the comparative period have been reclassified to reflect the retrospective application, as further described below. Application of the amendments in the comparative period resulted in an increase in the current portion of other liabilities of $15.4 million, a corresponding decrease in the non-current portion of other liabilities of $15.4 million, an increase in the current portion of long-term debt of $56.4 million, and a corresponding decrease in the non-current portion of long-term debt of $56.4 million in the statement of financial position as at December 31, 2023.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
Convertible loans

The Company entered into two convertible loans in 2021, as further described in Note 9 (i) and Note 9 (ii) of these Financial Statements. Each convertible loan contains a conversion feature which is classified as a derivative financial liability on the statement of financial position. In applying the definition of settlement it is clear that the Company does not have the right to defer settlement of the convertible loans for more than twelve months after the reporting date, as the holders can demand settlement of the liability in shares at any time in a manner that would extinguish the liability. Furthermore, as the settlement would be through the exercise of each holders right to convert the loan to the Company's equity under a conversion option that was classified as a liability on inception and not an equity instrument, the Company does not meet the exception criteria described above and would consider the settlement by transfer of the Company's own equity instrument to be an extinguishment of the liability. As a result, the convertible loans, including the conversion features classified as derivative liabilities, both of which were previously classified as non-current liabilities, have been reclassified within current liabilities in the statement of financial position at December 31, 2023 to reflect the retrospective application of the amendments.

Convertible debentures

The Company closed a private placement offering of secured convertible debentures in 2023, as further described in Note 9 (iii) of these Financial Statements. The convertible debentures contain a conversion feature which is classified as an equity instrument on the statement of financial position. In applying the definition of settlement it is clear that the Company does not have the right to defer settlement of the convertible loans for more than twelve months after the reporting date, as the holders can demand settlement of the liability in shares at any time in a manner that would extinguish the liability. However, as the settlement would be through the exercise of the holders right to convert the debt to the entity’s equity under a conversion option that was classified as equity on inception, it is ignored for purposes of determining the classification of the host liability on the statement of financial position. In accordance with the amendments to IAS 1 the Company concluded it has the right to defer settlement of the liability for more than twelve months as the maturity date is February 22, 2027, thereby, the Company determined there was no impact to the classification of the convertible debentures on application of the amendments.

Warrant liability

The Company issued warrants as further described in Note 11 (i) of these Financial Statements. Each whole warrant issued entitles the holder to acquire a common share of the Company, at a fixed Canadian dollar price over a specified term. The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities. In applying the definition of settlement it is clear that the Company does not have the right to defer settlement of the warrants for more than twelve months after the reporting date, as the warrants can be exercised at anytime time in a manner that would extinguish the liability. Furthermore, as the warrants were classified as a liability at inception and not an equity instrument, the Company does not meet the exception criteria described above and would consider the settlement by transfer of the Company's own equity instrument to be an extinguishment of the liability. As a result, the warrants which were previously classified within non-current liabilities, have been reclassified within current liabilities in the statement of financial position at December 31, 2023 to reflect the retrospective application of the amendments.

Deferred share units

The Company granted deferred share units ("DSU") to eligible members of the Board of Directors, as further described in Note 12 (e) of these Financial Statents. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled. DSUs are classified as a financial liability in the statement of financial position. In applying the definition of settlement it is clear that the Company does not have the right to defer settlement of vested DSUs for more than twelve months after the reporting date, as the DSUs are redeemable when a Director leaves the Board in a manner that would extinguish the liability. Furthermore, as the DSUs were classified as a liability at inception and not an equity instrument, the Company does not meet the exception criteria described above and would consider the settlement by transfer of the Company's own equity instrument to be an extinguishment of the liability. As a result, vested DSUs which were previously classified within non-current liabilities, have been reclassified within current liabilities in the statement of financial position at December 31, 2023 to reflect the retrospective application of the amendments.

(f)Transition to US Generally Accepted Accounting Principles

Historically, and including these interim condensed consolidated financial statements, the Company has prepared its financial statements under IFRS Accounting Standards for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the United States Securities and Exchange Commission (the “SEC”). On June 28, 2024, the Company determined that it no longer qualifies as a foreign private issuer under the SEC rules. As a result, beginning January 1, 2025 the Company is required to report with the SEC on domestic forms and comply with domestic company rules. Consequently, the Company will be required to prepare its financial statements using United States Generally Accepted Accounting Principles (“US GAAP”), presented in U.S. dollars, effective beginning with the Company’s 2024 annual consolidated financial statements and for all subsequent reporting periods. The transition to US GAAP will be made retrospectively for all periods since 2022. The Company is currently evaluating the impact of the conversion to US GAAP on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

3.SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these Financial Statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates. The significant judgments and estimates used in the preparation of these Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2023, except for the adoption of amendments to IAS 1 as further described in Note 2 (e) of these Financial Statements.

4.CORPORATE TRANSACTIONS

Bought Deal Public Offering

On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69,698,050 units (each, a “Unit“) at a price of C$1.65 per Unit for aggregate gross proceeds to the Company of approximately C$115 million ($83.5 million) (the “Offering“), including the full exercise of the previously announced over-allotment option. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share of the Company for a period of 48 months from closing of the Offering at an exercise price of C$2.15 per share. On May 1, 2024, 34,849,025 share purchase warrants issued in connection with the Offering commenced trading on the TSX under the symbol "IAU.WT".

The underwriters were paid a cash commission equal to 5% of the gross proceeds of the Offering, excluding proceeds from sales of Units to certain president’s list purchasers. The Company received net proceeds of C$109.1 million ($79.2 million) net of underwriters commission of C$5.7 million ($4.2 million) and other costs of C$0.1 million ($0.1 million).

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. Of the $83.5 million gross proceeds received, $8.9 million was allocated to the warrant liability and the residual $74.6 million was allocated to the common shares issued and classified as equity. The warrant liability was valued at inception using the closing price of the warrants of C$0.35 on May 1, 2024.

The Offering was completed pursuant to a short form prospectus dated April 25, 2024 (the “Prospectus“). Certain directors and officers of the Company purchased an aggregate of 300,000 Units pursuant to the Offering.

Second Amending Gold Prepay Agreement

On April 24, 2024, the Company entered into a second amending agreement with Orion Mine Finance ("Orion) to amend the terms of the A&R Gold Prepay Agreement (the “Second A&R Gold Prepay Agreement). In accordance with the terms of the Second A&R Gold Prepay Agreement, Orion agreed to extend the deadline for the outstanding deliveries previously required to be made on or before April 15, 2024 under the A&R Gold Prepay Agreement until May 10, 2024.

In addition, if the Company meets the Gold Option Criteria (as defined below) it may elect to defer the deadline to deliver any of its quarterly gold delivery obligations for the 2024 calendar year (each instance, a “Gold Deferral”) by delivering to Orion, on or before September 30, 2025, the adjusted quarterly gold quantities (multiplied by 1.15 for gold deliveries made prior to June 30, 2025 and 1.19 for gold deliveries made thereafter). In order for the Company to implement a Gold Deferral, (i) it must be in compliance with the use of proceeds section as described in the Prospectus (the “Budget”) and (ii) after assuming the delivery of the applicable quarterly gold quantity on the applicable unextended quarterly deadline, the Company would not have sufficient funds to remain in compliance with the Budget (collectively, the “Gold Option Criteria”). In addition, should the Company complete an equity offering after the date of the Second A&R Gold Prepay Agreement until September 30, 2025 (other than the Offering pursuant to the Prospectus), the Company will be required to deliver such number of gold ounces to Orion as is equal to 34% of the net proceeds of such offering, divided by the applicable gold price at such time, by way of a prepayment of the Company’s quarterly deliveries for the 2024 calendar year; provided that at such time a notice of Gold Deferral has been delivered in accordance with the Gold Prepay Amendment.

The Second A&R Gold Prepay Agreement is subject to standard conditions and covenants, including minimum cash balance and certain reporting requirements. Obligations under the Second A&R Gold Prepay Agreement continue to be senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada. In connection with the Second A&R Gold Prepay Agreement the Company paid an amendment fee of $0.5 million to Orion.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
Management followed the guidance within IFRS 9 - Financial Instruments and determined that the modification to the agreement was non-substantial and accordingly, the Company accounted for the modification as an adjustment to the existing liability. In performing this assessment management used a discounted cash flow analysis incorporating key inputs such as expected metal prices, metal price volatility and risk free borrowing rates.

Amendment to Silver Purchase Agreement

On April 24, 2024, the Company entered into an amending agreement with Orion (the “Amended Silver Purchase Agreement”) to amend the terms of its Silver Purchase Agreement. In accordance with the terms of the Amended Silver Purchase Agreement, Orion agreed to extend the deadline for the outstanding deliveries required to be made on or before April 15, 2024 under the Amended Silver Purchase Agreement until May 10, 2024.

If the Company meets the Stream Option Criteria (as defined below) it may elect to defer the requirements to deliver its annual minimum delivery amount for 2024 (a “Stream Deferral”) by delivering to Orion, on or before September 30, 2025, the adjusted annual minimum delivery amount (multiplied by 1.07 for silver deliveries made prior to June 30, 2025 and 1.11 for silver deliveries made thereafter). In order for the Company to implement a Stream Deferral, (i) it must be in compliance with the Budget and (ii) after assuming the delivery of the applicable minimum delivery amount in respect of 2024 by January 15, 2025, the Company would not have sufficient funds to remain in compliance with the Budget (collectively, the “Stream Option Criteria”). In addition, should the Company complete an equity offering on or after January 1, 2025 until September 30, 2025, the Company will be required to deliver such number of ounces of refined silver to Orion as is equal to 16% of the net proceeds of such offering, divided by the applicable silver market price at such time; provided that at such time a notice of Stream Deferral has been delivered in accordance with the Amended Silver Purchase Agreement.

The Amended Silver Purchase Agreement is subject to standard conditions and covenants, including minimum cash balance and certain reporting requirements. Obligations under the Amended Silver Purchase Agreement continue to be senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada. In connection with the Amended Silver Purchase Agreement the Company paid an amendment fee of $0.25 million to Orion.

Management followed the guidance within IFRS 9 - Financial Instruments and determined that the modification to the agreement was non-substantial and accordingly, the Company accounted for the modification as an adjustment to the existing liability. In performing this assessment management used a discounted cash flow analysis incorporating key inputs such as expected metal prices, metal price volatility and risk free borrowing rates.

Private Placement of Common Shares

During the first quarter of 2024 the Company completed a non-brokered private placement of common shares. An aggregate of 13,064,204 shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.5 million ($17.4 million). Certain directors and/or officers of the Company subscribed for C$0.3 million in common shares under the private placement.

Acquisition of Paycore

On May 5, 2023, the Company completed the acquisition of Paycore Minerals Inc. ("Paycore"). Paycore’s principal asset is the FAD property that is host to the FAD deposit located immediately south of, and adjoining, the Company’s Ruby Hill Property located in Eureka County, Nevada. The acquisition consolidates the northern portion of the Eureka District, increasing the Company’s land package at Ruby Hill.

The Company acquired 100% of the issued and outstanding shares of Paycore at an exchange ratio of 0.68 i-80 Gold common share for each Paycore common share held (the “Exchange Ratio”). All outstanding options and warrants of Paycore that were not exercised prior to the acquisition date were replaced with i-80 Gold options and warrants, as adjusted in accordance with the Exchange Ratio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
The Paycore acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the FAD mineral property. The components of consideration that were paid is detailed in the table below:

Components of consideration paid:
Share consideration (i)	$66,037
Common shares issued in relation to contingent value rights (ii)	12,750
Replacement warrants (iii)	2,675
Replacement options (iii)	2,515
Previously held interest (iv)	4,116
Transaction costs	323
$88,416
(i)    The fair value of 25,488,584 common shares issued to Paycore shareholders was determined using the Company's share price of C$3.46 per share on the acquisition date.

(ii)    Following completion of the arrangement and in accordance with the Amendment to the Contingent Value Rights Agreement dated February 26, 2023 among the Company, Paycore, Golden Hill Mining LLC, and Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC (collectively, "Waterton"), all of the obligations outstanding under the outstanding contingent value rights agreement between Paycore, Golden Hill Mining LLC and Waterton dated April 20, 2022, with an aggregate value of $12.75 million were satisfied through the issuance of 5,016,991 i-80 Gold common shares to Waterton on May 9, 2023. The fair value of 5,016,991 common shares issued to Waterton was determined using the Company's share price of C$3.46 per share on the acquisition date.

(iii)    The fair value of 1,727,200 replacement options and 3,755,257 replacement warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Risk free rate	3.55% to 3.91%	3.66% to 4.52%
Expected life	18 to 29 months	12 to 24 months
Expected volatility	52% to 56%	52% to 58%
Share price	C$3.46	C$3.46

(iv) On May 5, 2023 and immediately prior to the Paycore acquisition the Company owned 2,336,200 Paycore common shares. The Company's investment in Paycore was remeasured at fair value on the acquisition date using the Exchange Ratio and the Company's share price of C$3.46 per share on the acquisition date with the change in fair value recognized through the statement of loss as further described in Note 17 of these Financial Statements.

The table below presents the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net assets (liabilities) acquired:
Cash	$10,027
Other assets	206
Mineral properties	78,218
Accounts payable	(35)
Fair value of net assets acquired	$88,416

5.INVENTORY

	June 30, 2024	December 31, 2023
Ore in stockpiles and on leach pads	$6,550	$7,614
Work-in-process	729	778
Finished goods	3,044	896
Materials and supplies	3,257	2,099
Total inventory	$13,580	$11,387

The amount of inventory recognized as an expense in cost of sales for the three and six months ended June 30, 2024 was $19.0 million and $26.9 million, respectively (2023 - $12.2 million and $18.7 million, respectively). During the three and six months ended June 30, 2024, the Company recognized, within cost of sales, inventory write-downs of $8.8 million and $8.8 million, respectively, relating to Granite Creek mined material (2023 - $4.5 million and $8.5 million, respectively, relating to heap leach material at Ruby Hill, Lone Tree and Granite Creek).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
6.OTHER ASSETS

	June 30, 2024	December 31, 2023
Silver Purchase Agreement embedded derivative (i)	$—	$1,898
Forced conversion option (ii)	366	366
Other assets (iii)	1,278	1,703
Total other assets	1,644	3,967
Less current portion	1,278	3,202
Long-term portion	$366	$765

(i)    The asset balance in the comparative period represents the embedded derivative in relation to the silver price included in the Silver Purchase Agreement as further described in Note 9 (v), Note 11 (vi) and Note 21 (d) of these Financial Statements.

(ii)    The asset balance represents the forced conversion option included in the Convertible Debentures as further described in Note 9 (iii) and Note 21 (d) of these Financial Statements.

(iii)    This balance represents other non-core assets acquired in the Argenta Property acquisition.

7.RESTRICTED CASH AND CASH EQUIVALENTS

Property	June 30, 2024	December 31, 2023
Lone Tree, Nevada (i)	$35,158	$40,243
Ruby Hill, Nevada (ii)	4,293	4,245
Total restricted cash and cash equivalents	$39,451	$44,488
(i)The Company has $35.2 million in restricted cash relating to the reclamation of the Company's Lone Tree property.

(ii)     The Company has $4.3 million in restricted cash relating to the reclamation of the Company's Ruby Hill property.

(iii) During the first quarter of 2024, $6.0 million in cash collateral was returned to the Company.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
8.PROPERTY, PLANT AND EQUIPMENT

Cost	Mine properties (i)	Development properties (ii)	Exploration, evaluation and pre-development properties (iii)	Buildings, plant and equipment	Total
Balance as at January 1, 2023	$2,160	$108,712	$208,035	$221,866	$540,773
Additions	—	15,366	83,707	18,778	117,851
Disposals	—	—	—	(1,749)	(1,749)
IFRS 16 Right of Use assets	—	—	—	252	252
Change in estimate of provision for environmental rehabilitation	—	121	(2,508)	—	(2,387)
Transfers	—	(4,663)	—	4,663	—
Adjustments	—	—	—	(134)	(134)
Balance as at December 31, 2023	2,160	119,536	289,234	243,676	654,606
Additions	—	14,501	—	1,409	15,910
Disposals	—	—	—	(338)	(338)
Change in estimate of provision for environmental rehabilitation	—	(72)	(5,142)	—	(5,214)
Balance as at June 30, 2024	$2,160	$133,965	$284,092	$244,747	$664,964

Accumulated depreciation and impairment
Balance as at January 1, 2023	$2,160	$—	$—	$9,352	$11,512
Depletion, depreciation and amortization	—	—	—	5,023	5,023
Disposals	—	—	—	(450)	(450)
Adjustments	—	—	—	(106)	(106)
Balance as at December 31, 2023	2,160	—	—	13,819	15,979
Depletion, depreciation and amortization	—	—	—	1,859	1,859
Disposals	—	—	—	(185)	(185)
Balance as at June 30, 2024	$2,160	$—	$—	$15,493	$17,653

Carrying amounts
Balance, December 31, 2023	$—	$119,536	$289,234	$229,857	$638,627
Balance as at June 30, 2024	$—	$133,965	$284,092	$229,254	$647,311
(i)Mine properties include the Ruby Hill Archimedes open pit, fully depleted in 2021.

(ii)Development properties include Granite Creek.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(iii)Exploration, evaluation and pre-development properties:

Property	January 1, 2024	Additions	Change in estimate of environmental provision	June 30, 2024
McCoy-Cove, Nevada	$66,157	$—	$(333)	$65,824
Ruby Hill, Nevada	92,076	—	(932)	91,144
Lone Tree, Nevada	51,410	—	(3,857)	47,553
Argenta, Nevada	1,373	—	(20)	1,353
FAD, Nevada	78,218	—	—	78,218
Total	$289,234	$—	$(5,142)	$284,092

Property	January 1, 2023	Additions	Change in estimate of environmental provision	December 31, 2023
McCoy-Cove, Nevada	$61,203	$5,489	$(535)	$66,157
Ruby Hill, Nevada	92,889	—	(813)	92,076
Lone Tree, Nevada	52,533	—	(1,123)	51,410
Argenta, Nevada	1,410	—	(37)	1,373
FAD, Nevada	—	78,218	—	78,218
Total	$208,035	$83,707	$(2,508)	$289,234

(iv)Depreciation, depletion and amortization on property, plant and equipment during the three and six months ended June 30, 2024 and 2023 include amounts allocated to:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Depreciation, depletion and amortization	$74	$2,724	$451	$4,145
Recorded in exploration, evaluation and pre-development	155	22	294	55
Recorded in general and administrative	118	110	233	215
Recorded in property maintenance	313	284	569	568
Depreciation, depletion and amortization capitalized into properties	82	16	82	38
	742	3,156	1,629	5,021
Inventory movement	227	(1,716)	230	(2,349)
Total depletion, depreciation and amortization	$969	$1,440	$1,859	$2,672
(v)The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

	Buildings	Equipment	Total
As at December 31, 2022	$370	$152	$522
Additions	143	100	243
Terminations	—	(90)	(90)
Depreciation	(238)	(108)	(346)
As at December 31, 2023	275	54	329
Depreciation	(123)	(29)	(152)
As at June 30, 2024	$152	$25	$177
(a)Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. There were no impairments recorded for the six months ended June 30, 2024, and 2023.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(b)Acquisitions and option agreements

Ruby Hill Property

During the fourth quarter of 2023 the Company entered into a non-binding term sheet in connection with a potential joint venture with an arm's length party at the Company's Ruby Hill property. In connection with the term sheet, the Company granted the potential partner exclusivity for a period of 120 days subject to extension for an additional 60-day period, in order to complete metallurgical due diligence and negotiate definitive documents. During the exclusivity period, the Company completed a drill campaign, funded by the potential partner. During the first quarter of 2024, the Company received funding of $2.1 million from the potential partner for costs incurred in relation to the potential joint venture.

Granite Creek Project

As part of the consideration for the Company's acquisition of Osgood Mining Company LLC ("Osgood") from Waterton Global Resource Management, Inc. (“Waterton”), the Company assumed a contingent value rights obligation which included a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit) (the "Production Payment"), and an additional $5.0 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce (the "Price Payment").

The Osgood acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the Granite Creek Project mineral property. For contingent consideration and payments related to asset acquisitions, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management did not recognize a liability for contingent payments as the conditions required for these payments had not been met as of the date the assets were acquired.

In the third quarter of 2022, the Company paid to Waterton $5.0 million in cash as part of the contingent value rights Production Payment. The $5.0 million Production Payment is recorded in property, plant and equipment on the consolidated statements of financial position.

In the first quarter of 2024, the Company paid to Waterton $3.6 million as part of the contingent value rights Price Payment. Consideration paid to Waterton consisted of 2,727,336 common shares of the Company valued at $3.6 million. In the second quarter of 2024, the Company paid to Waterton $1.4 million in cash in full satisfaction of the $5.0 million Price Payment. The $5.0 million Price Payment is recorded in property, plant and equipment on the consolidated statements of financial position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(c)Summary of mineral property Net Smelter Return ("NSR") royalties (as at June 30, 2024)

Active properties	NSR (i)
McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc.
2% NSR Maverix Metals Inc.
2% NSR Chiara
Tabor, Nevada	3% NSR Renaissance
Granite Creek	1-4% NSR Royal Gold/D.M. Duncan
3-5% NSR Royal Gold
2% NSR Franco-Nevada/S&G Pinson
Portions of 7.5% NSR Stoffer/Noceto/Phillips
2% NSR Stoffer/Noceto/Phillips/Murphy/Christison
10% NPI Gold Royalty
2% Franco-Nevada
0.5% NSR Nevada Gold Mines
Lone Tree	5% NSR VEK/Andrus
1% NSR Franco-Nevada Mining Corporation, Inc.
4% NSR Bronco Creek, Inc.
5% NSR Marigold Mining Company
5% NSR Richardson
5% NSR BTF Properties
0.5%-1.5% NSR Newmont USA Limited
Ruby Hill	2.5% NSR Placer Dome U.S. Inc.
3% Biale Trust
4% NSR Asarco Incorporated
3% RG Royalties
Golden Hill	4% NSR Asarco Incorporated
3% NSR RG Royalties
0.5-1.5% NSR Royalty Consolidation Company
3% Biale Trust
4.0% Herrera
2.0% MacKenzie
4.0% Fulton/Wycosky
(i)These royalties are tied to specific mining claims and may not apply to the entire property.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
9.LONG-TERM DEBT

	Orion Convertible Loan (i)	Sprott Convertible Loan (ii)	Convertible Debentures (iii)	Gold Prepay Agreement (iv)	Silver Purchase Agreement (v)	Other (vi)	Total
As at January 1, 2023	$39,741	$8,903	$—	$34,004	$32,447	$781	$115,876
Fair value on inception	—	—	42,459	18,108	—	—	60,567
Additions and adjustments	—	315	—	—	—	239	554
Amortization of finance costs	438	—	378	72	20	—	908
Principal repayment	—	(2,038)	—	(17,043)	(6,231)	(449)	(25,761)
Finance charge	7,790	1,291	6,930	8,691	3,427	1	28,130
As at December 31, 2023	47,969	8,471	49,767	43,832	29,663	572	180,274
Additions and adjustments	—	—	—	(396)	(292)	(23)	(711)
Amortization of finance costs	271	—	277	61	25	—	634
Principal repayment	—	—	—	(8,656)	(8,475)	(289)	(17,420)
Finance charge	4,415	652	4,546	5,303	1,679	—	16,595
As at June 30, 2024	$52,655	$9,123	$54,590	$40,144	$22,600	$260	$179,372
Less current portion	52,655	9,123	—	24,226	6,498	173	92,675
Long-term portion	$—	$—	$54,590	$15,918	$16,102	$87	$86,697
(i)Orion Convertible Loan

On December 13, 2021, the Company entered into a Convertible Credit Agreement with OMF Fund III (F) Ltd., an affiliate of Orion to borrow $50 million (the "Orion Convertible Loan"). The Orion Convertible Loan bears interest at a rate of 8.0% annually and matures on December 13, 2025. The Orion Convertible Loan contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL, whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended June 30, 2024, none of the features were exercised. The derivative financial liability was recorded at $13.6 million at inception and $1.2 million at June 30, 2024 (December 31, 2023 - $9.0 million). For the three and six months ended June 30, 2024, the Company recorded a fair value gain of $2.6 million and $7.9 million, respectively (2023 - $0.9 million and $8.2 million, respectively) related to the valuation of the embedded derivatives through the statement of loss as further described in Note 17 of these Financial Statements. The equity instrument was recorded at $2.0 million at inception and period end. Interest expense is calculated by applying the effective interest rate of 18.90% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on change of control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

As a result of the amendments to IAS 1 as further described in Note 2 (e) of these Financial Statements, the Orion Convertible Loan, including the conversion feature classified as a derivative liability, both of which were previously classified as non-current liabilities, have been reclassified within current liabilities in the statement of financial position at December 31, 2023 to reflect the retrospective application of the amendments to IAS 1.

(ii)Sprott Convertible Loan

On December 10, 2021, the Company entered into a Convertible Credit Agreement with a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC (“Sprott”) to borrow $10 million (the "Sprott Convertible Loan"). The Sprott Convertible Loan bears interest at a rate of 8.0% annually and matures on December 9, 2025. The Sprott Convertible Loan contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the second quarter of 2023, Sprott converted $1.8 million in principal and $0.2 million in interest into 800,449 common shares of the Company. During the period ended June 30, 2024, none of the features were exercised. The derivative financial liability was recorded at $2.7 million at inception and $0.2 million at June 30, 2024 (December 31, 2023 - $1.5 million). For the three and six months ended June 30, 2024, the Company recorded a fair value gain of $0.4 million and $1.3 million, respectively (2023 - $1.2 million and $2.2 million, respectively) related to the valuation of the embedded derivatives through the statement of loss as further described in Note 17 of these Financial Statements. The equity instrument was recorded at $0.4 million at inception and $0.3 million at period end. Interest expense is calculated by applying the effective interest rate of 14.92% to the host liability component. Interest expense is included in finance expense.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

Under the Sprott Convertible Loan and Orion Convertible Loan (the "Convertible Loans"), if a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Loans in cash, in an amount equal to 101% of the then outstanding principal amount. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares on the TSX at time of the conversion of such interest. Commencing 120 days following the closing date of the Convertible Loans, on any date when the volume weighted average price equals or exceeds 150% of the conversion price for each of the preceding 20 days, the Company may at its option elect to require the lenders to convert at the conversion price all of the then outstanding principal amount and any accrued and unpaid interest into common shares of the Company.

As a result of the amendments to IAS 1 as further described in Note 2 (e) of these financial statements, the Sprott Convertible Loan, including the conversion feature classified as a derivative liability, both of which were previously classified as non-current liabilities, have been reclassified within current liabilities in the statement of financial position at December 31, 2023 to reflect the retrospective application of the amendments to IAS 1.

(iii)Convertible Debentures

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured Convertible Debentures of the Company. The Convertible Debentures bear interest at a fixed rate of 8.00% per annum and will mature on February 22, 2027. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares at time of the conversion of such interest.

The Convertible Debentures contain a conversion feature, a change of control feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature is classified as a derivative financial liability and the forced conversion feature is classified as a derivative financial asset, both measured at FVTPL whereas the conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended June 30, 2024, none of the features were exercised. The change of control liability was recorded at $1.4 million at inception and nil at June 30, 2024 (December 31, 2023 - nil) and the forced conversion asset was recorded at $0.9 million at inception and $0.4 million at June 30, 2024 (December 31, 2023 - $0.4 million). The equity instrument was recorded at $18.9 million at inception and at June 30, 2024. Interest expense is calculated by applying the effective interest rate of 19% to the host equity component. Interest expense is included in finance expense.

Under the Convertible Debentures if a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Debentures in cash, in an amount equal to 104% of the then outstanding principal amount, plus accrued and unpaid interest on such Convertible Debentures up to, and including, the change of control purchase date. The holder of the Convertible Debentures shall have the right, at any time, to convert all or any portion of the principal amount of the Convertible Debentures into common shares of the Company at the conversion price of $3.38 per common share. The holder shall also have the option to elect to convert all or any portion of the accrued and unpaid interest into common shares at a price equal to the greater of (i) the conversion price, (ii) the current market price of the common shares on NYSE at the time of the conversion of such amounts owing, or (iii) 5-day VWAP of the common shares on the TSX. If after 120 days after the issue date and prior to the maturity date, the VWAP of the common shares of the Company as measured in U.S. dollars on the NYSE American equals or exceeds 150% of the conversion price for 20 consecutive trading days, the Company shall have right to convert all but not less than all of the principal amount of the Convertible Debentures, and subject to the approval of the TSX or any applicable stock exchange, all accrued and unpaid interest on the Convertible Debentures (however, that such conversion price of the accrued and unpaid interest must not be less than the VWAP of the common shares on the TSX during the five trading days immediately preceding the relevant date), into common shares at the conversion price. The Convertible Debentures are not redeemable prior to the maturity date. Certain directors and/or officers of the Company subscribed for $0.23 million in principal amount of Convertible Debentures under the offering.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(iv)Gold Prepay Agreement

On December 13, 2021, the Company entered into a gold prepay agreement with Orion (the "Gold Prepay Agreement"). In April 2022, the Gold Prepay Agreement was amended to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay Agreement. Under the terms of the amended Gold Prepay Agreement, in exchange for $41.9 million, the Company is required to deliver to Orion 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter, 2,100 troy ounces of gold per calendar quarter until September 30, 2025, for aggregate deliveries of 30,400 troy ounces of gold.

On September 20, 2023, the Company entered into an A&R Gold Prepay Agreement with Orion pursuant to which the Company received aggregate gross proceeds of $20.0 million (the "2023 Gold Prepay Accordion") structured as an additional accordion under the existing Gold Prepay Agreement. The 2023 Gold Prepay Accordion will be repaid through the delivery by the Company to Orion of 13,333 troy ounces of gold over a period of 12 quarters, being 1,110 troy ounces of gold per quarter over the delivery period with the first delivery being 1,123 troy ounces of gold. The first delivery will occur on March 31, 2024, and the last delivery will occur on December 31, 2026.

On March 28, 2024, the Company entered into an amending agreement in relation to the A&R Gold Prepay Agreement with Orion pursuant to which the March 31, 2024 quarterly delivery of 3,223 troy ounces of gold was extended from March 31, 2024, to April 15, 2024 (the "First Amending Agreement").

On April 24, 2024, the Company entered into a Second A&R Gold Prepay Agreement with Orion as further described in Note 4 of these Financial Statements. Pursuant to the Second A&R Gold Prepay Agreement, Orion agreed to extend the deadline for the outstanding deliveries previously required to be made on or before April 15, 2024 under the A&R Gold Prepay Agreement until May 10, 2024. In addition, if the Company meets the Gold Option Criteria (as further described in Note 4 of these Financial Statements) it may elect to defer the deadline to deliver any of its quarterly gold delivery obligations for the 2024 calendar year by delivering to Orion, on or before September 30, 2025, the adjusted quarterly gold quantities (multiplied by 1.15 for gold deliveries made prior to June 30, 2025 and 1.19 for gold deliveries made thereafter). The remaining terms of the Second A&R Gold Prepay Agreement remain substantially the same as the existing A&R Gold Prepay Agreement. The Company may request an increase in the prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the Second A&R Gold Prepay Agreement.

The Second A&R Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period, as further described in Note 11 (v) and Note 21 (d) of these Financial Statements. Interest expense is calculated by applying the effective interest rate of 24.48% to the financial liability. Interest expense is included in finance expense.

Management assessed the A&R Gold Prepay Agreement and determined that the modification was non-substantial. As a result, management accounted for the modification as an adjustment to the existing liability and used the original effective interest rate of the Gold Prepay Agreement to determine the fair value of the 2023 Gold Prepay Accordion. The 2023 Gold Prepay Accordion liability was recorded at fair value at inception of $18.1 million. Management assessed the Second A&R Gold Prepay Agreement and determined that the modification was non-substantial. For the three and six months ended June 30, 2024, the Company recorded a loss on modification of $0.7 million related to the Second A&R Gold Prepay Agreement through the statement of loss as further described in Note 17 of these Financial Statements.

On June 28, 2024, the Company entered into a Side Letter Agreement with Orion in relation to the June 30, 2024 quarterly delivery, whereby the Company agreed to deliver a minimum of 1,000 troy ounces of gold to Orion on or before July 1, 2024, and to deliver the remaining 2,210 troy ounces to Orion on or before August 31, 2024. During the second quarter of 2024, the Company delivered 4,223 troy ounces of gold to Orion, 3,223 troy ounces of gold in full satisfaction of the March 31, 2024 quarterly delivery and 1,000 troy ounces of gold in partial satisfaction of the June 30, 2024 gold delivery, leaving 2,210 troy ounces of gold remaining to be delivered in relation to the June 30, 2024 quarterly delivery. In connection with the Side Letter Agreement, the Company paid fees of $0.6 million to Orion.

As of June 30, 2024, the Company had delivered 19,923 troy ounces of gold towards the Second A&R Gold Prepay Agreement with Orion, leaving 23,810 troy ounces of gold remaining to be delivered under the agreement. The current portion of the liability is $24.2 million as of June 30, 2024.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(v)Silver Purchase Agreement

On December 13, 2021, in exchange for $30.0 million, the Company entered into a silver purchase and sale agreement with Orion (the "Silver Purchase Agreement"). Under the Silver Purchase Agreement, commencing April 30, 2022, the Company will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, the Company is required to deliver the following minimum amounts of silver ("the Annual Minimum Delivery Amount") in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. In the event that in a calendar year the amount of silver delivered under the Silver Purchase Agreement is less than the Annual Minimum Delivery Amount, the Company shall make up such difference (the “Shortfall Amount”) by delivering on or before the fifteenth day of the month immediately following such calendar year (the "Delivery Deadline"). At the Company’s sole option, the obligation to make up the Shortfall Amount to Orion may be satisfied by the delivery of refined gold instead of refined silver, at a ratio of 1/75th ounce of refined gold for each ounce of refined silver. The Silver Purchase Agreement was funded April 2022.

On January 12, 2024, the Company entered into an extension agreement in relation to the Silver Purchase Agreement with Orion pursuant to which the 2023 Shortfall Amount Delivery Deadline was extended from January 15, 2024, to April 15, 2024 (the "Extension Agreement"). In connection with the Extension Agreement the Company paid an amendment fee of $0.2 million and issued 0.5 million common share warrants exercisable at C$2.717 per share with an exercise period of 48 months or until January 24, 2028.

On April 24, 2024, the Company entered into an Amended Silver Purchase Agreement with Orion as further described in Note 4 of these Financial Statements. Pursuant to the Amended Silver Purchase Agreement, Orion agreed to extend the deadline for the outstanding deliveries required to be made on or before April 15, 2024 under the Amended Silver Purchase Agreement until May 10, 2024. If the Company meets the Stream Option Criteria (as further described in Note 4 of these Financial Statements) it may elect to defer the requirements to deliver its annual minimum delivery amount for 2024 (a “Stream Deferral”) by delivering to Orion, on or before September 30, 2025, the adjusted annual minimum delivery amount (multiplied by 1.07 for silver deliveries made prior to June 30, 2025 and 1.11 for silver deliveries made thereafter).

The Amended Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives as further described in Note 6 (i) and Note 21 (d) of these Financial Statements. Interest expense is calculated by applying the effective interest rate of 12.28% to the financial liability. Interest expense is included in finance expense.

Management assessed the Amended Silver Purchase Agreement and determined that the modification was non-substantial. For the three and six months ended June 30, 2024, the Company recorded a loss on modification of $0.4 million related to the Amended Silver Purchase Agreement through the statement of loss as further described in Note 17 of these Financial Statements.

During the second quarter of 2024, the Company delivered 394,605 ounces of silver to Orion in full satisfaction of the 2023 Shortfall Amount. As of June 30, 2024, the Company had delivered 700,000 ounces of silver towards the Amended Silver Purchase Agreement with Orion. The current portion of the liability is $6.5 million as of June 30, 2024.

The obligations under the Second A&R Gold Prepay Agreement and Amended Silver Purchase Agreement are senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company LLC, and Osgood Mining Company LLC, and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

(vi)Lease liability

Lease liabilities relate to leases on buildings and mobile mining equipment which have a remaining lease term between one and four years and an interest rate between 3.3% and 14.4% over the term of the lease.

The schedule of undiscounted lease payment obligations is as follows:

June 30, 2024
Less than one year	$114
One to three years	67
More than three years	19
Total undiscounted lease liabilities	$200

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
10.PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining activities and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area and, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated value of the cash flows required to settle the provision is $66.0 million for the Lone Tree property, $18.4 million for the Ruby Hill property, $8.6 million for the McCoy-Cove property, $2.1 million for the Granite Creek property, and $1.2 million for the Argenta property. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 4.33% to 4.61%. A reconciliation of the discounted provision is provided below:

	Argenta	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2024	$1,176	$6,541	$1,661	$49,158	$12,986	$71,522
Change in estimate capitalized	(20)	(333)	(72)	(3,857)	(932)	(5,214)
Accretion expense	25	143	37	1,021	278	1,504
Reclamation expenditures	—	—	—	(238)	—	(238)
Balance as at June 30, 2024	1,181	6,351	1,626	46,084	12,332	67,574
Less current portion	—	—	—	573	—	573
Long-term portion	$1,181	$6,351	$1,626	$45,511	$12,332	$67,001

	Argenta	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2023	$1,170	$6,812	$1,473	$48,898	$13,273	$71,626
Change in estimate capitalized	(37)	(535)	121	(1,123)	(813)	(2,387)
Accretion expense	43	264	67	1,923	526	2,823
Reclamation expenditures	—	—	—	(540)	—	(540)
Balance as at December 31, 2023	1,176	6,541	1,661	49,158	12,986	71,522
Less current portion	—	—	—	543	—	543
Long-term portion	$1,176	$6,541	$1,661	$48,615	$12,986	$70,979
11.OTHER LIABILITIES

	June 30, 2024	December 31, 2023
Warrant liability (i)	$9,329	$4,467
Share-based payment liability (ii)	1,818	1,184
Orion - Conversion and change of controls rights (iii)	1,160	9,028
Sprott - Conversion and change of controls rights (iii)	182	1,459
Offtake liability (iv)	637	637
Gold Prepay Agreement embedded derivative (v)	6,591	1,676
Silver Purchase Agreement embedded derivative (vi)	3,404	—
Total other liabilities	23,121	18,451
Less current portion	17,081	16,562
Long-term portion	$6,040	$1,889
(i)Warrant liability

Waterton warrants

In connection with the acquisition of Osgood the Company issued to Waterton 12.1 million common share warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $6.1 million and at June 30, 2024 nil (December 31, 2023 - $0.1 million). During the first quarter of 2023, Waterton exercised 0.4 million warrants to purchase 0.4 million common shares of the Company. 11.7 million common share warrants expired April 14, 2024.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
Orion warrants

In connection with the Orion financing package the Company completed during the fourth quarter of 2021, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. On September 20, 2023, in connection with the A&R Gold Prepay Agreement the Company extended the expiry date by an additional twelve months to December 13, 2025. The initial fair value of the warrants recognized on inception was $3.5 million and at June 30, 2024 $0.2 million (December 31, 2023 - $2.0 million)

In connection with the A&R Gold Prepay Agreement entered into during the third quarter of 2023, the Company issued 3.8 million common share warrants exercisable at C$3.17 per share with an exercise period of 36 months or until September 20, 2026. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $1.9 million and at June 30, 2024 $0.5 million (December 31, 2023 - $1.8 million).

In connection with the Extension Agreement entered into during the first quarter of 2024, the Company issued 0.5 million common share warrants exercisable at C$2.72 per share with an exercise period of 48 months or until January 24, 2028. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $0.3 million and at June 30, 2024 $0.1 million.

Paycore replacement warrants

In connection with the Paycore acquisition discussed in Note 4 of these Financial Statements, the Company issued a total of 3.8 million common share warrants for Paycore warrants outstanding on the date of acquisition. The replacement warrants are comprised of 0.2 million common share warrants at an exercise price of C$3.09 per common share until April 20, 2024, 0.3 million common share warrants at an exercise price of C$2.40 per common share until February 9, 2025, and 3.3 million common share warrants at an exercise price of C$4.02 per common share until May 2, 2025. The initial fair value of the warrants recognized on inception was $2.7 million and at June 30, 2024 $0.1 million (December 31, 2023 - $0.6 million). 0.2 million common share warrants at an exercise price of C$3.09 per common share expired April 20, 2024.

Bought Deal Public Offering

On May 1, 2024, in connection with the Offering discussed in Note 4 of these Financial Statements, the Company issued 34.8 million common share warrants exercisable at C$2.15 per share with an exercise period of 48 months. The warrants commenced trading on the TSX on May 1, 2024, under the symbol "IAU.WT". The trading value was used to determine the fair value at inception and for subsequent periods. The initial fair value of the warrants recognized on inception was $8.9 million and at June 30, 2024 $8.4 million. The Company incurred $4.5 million in transaction costs in connection with the Offering, of which $0.5 million was allocated to the warrant liability and included in general and administrative expenses in the statement of loss during the period ended June 30, 2024.

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the three and six months ended June 30, 2024, the Company recognized a gain on the revaluation of the liability of $1.6 million and $4.3 million, respectively (2023 - 4.6 million and $10.2 million, respectively) through the statement of loss as further described in Note 17 of these Financial Statements.

As a result of the amendments to IAS 1 as further described in Note 2 (e) of these Financial Statements, the warrants which were previously classified within non-current liabilities, have been reclassified within current liabilities in the statement of financial position at December 31, 2023 to reflect the retrospective application of the amendments.

The fair value of the warrants, excluding warrants issued in connection with the Offering, were calculated using the Black-Scholes option pricing model, or a Monte Carlo simulation model, if applicable taking into the account the four month hold restriction, and with the following weighted average assumptions:

	June 30, 2024	December 31, 2023
Risk free rate	3.55% to 4.56%	3.45% to 5.08%
Warrant expected life	7 to 43 months	3 to 33 months
Expected volatility	50% to 64%	42% to 54%
Expected dividend	0%	0%
Share price	C$1.44	C$2.33

As of June 30, 2024, there were 48,185,249 warrants outstanding (December 31, 2023 - 24,716,409).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(ii)Share-based payment liability

The Company recognized a share-based payment liability of $1.8 million at June 30, 2024 (December 31, 2023 - $1.2 million) under the Company's restricted and deferred share unit plans as discussed in Note 12 (e) of these Financial Statements. The current portion of the liability is $1.4 million at June 30, 2024 (December 31, 2023 - $0.9 million).

As a result of the amendments to IAS 1 as further described in Note 2 (e) of these Financial Statements, vested DSUs which were previously classified within non-current liabilities, have been reclassified within current liabilities in the statement of financial position at December 31, 2023 to reflect the retrospective application of the amendments.

(iii)Conversion and change of control right

The financial liability represents the conversion and change of control rights included in the Orion and Sprott Convertible Loans as further described in Note 9 (i), Note 9 (ii) and Note 21 (d) of these Financial Statements.

(iv)Offtake liability

The financial liability represents the gold look back component of the offtake agreement. The Company originally entered into an offtake agreement with Orion in April 2021 (the “Offtake Agreement”) to sell (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Offtake Agreement was amended and restated (the “A&R Offtake Agreement”) in December 2021. The main amendments reflected in the A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Granite Creek and Ruby Hill projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced. During 2022, Orion assigned all of its rights, title and interest under the A&R Offtake Agreement to TRR Offtakes LLC ("Trident").

(v)Gold Prepay Agreement embedded derivative

The financial liability represents the embedded derivative in relation to the fixed gold price included in the Gold Prepay Agreement as further described in Note 9 (iv) and Note 21 (d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the three and six months ended June 30, 2024, the Company recorded a fair value loss of $1.4 million and $4.9 million, respectively (2023 - $0.8 million gain and $2.3 million loss, respectively) related to the valuation of the embedded derivative through the statement of loss as further described in Note 17 of these Financial Statements. As of June 30, 2024, the current portion of the Gold Prepay Agreement embedded derivative liability was $4.2 million.

(vi)Silver Purchase Agreement embedded derivative

The liability balance represents the embedded derivative in relation to the silver price included in the Silver Purchase Agreement as further described in Note 9 (v) and Note 21 (d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the three and six months ended June 30, 2024, the Company recorded a fair value loss of $4.4 million and $5.3 million, respectively (2023 - $1.3 million gain and $0.5 million gain, respectively) related to the valuation of the embedded derivative through the statement of loss as further described in Note 17 of these Financial Statements. As of June 30, 2024, the current portion of the Silver Purchase Agreement embedded derivative liability was $0.9 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(vii)Deferred consideration

In connection with the acquisition of Ruby Hill the Company recorded a financial liability associated with the milestone payments. The four milestone payments and corresponding early prepayment options are as follows:

•$17 million in cash and/or shares of i-80 Gold payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a new or updated Mineral Resource estimate for Ruby Hill or 15 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "First Milestone Payment");
•$15 million in cash and/or shares of i-80 payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a Feasibility Study for Ruby Hill or 24 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "Second Milestone Payment"). An early prepayment option to reduce the payment by $5 million to $10 million is available if the payment is made less than 15 months after closing and if the payment in shares of the Company does not exceed up to $7.5 million of the total amount, at the Company's discretion.
•$15 million in cash and/or shares of i-80 Gold payable on the earlier of 30 months after closing and 90 days following the announcement by the Company of a construction decision related to a deposit on any portion of Ruby Hill that is not currently being mined, based on the market price of i-80 Gold's shares at the time of such payment (the "Third Milestone Payment"); and
•$20 million in cash and/or shares of i-80 Gold payable on the earlier of 36 months after closing and 90 days following the announcement by the Company of achieving Commercial Production related to a deposit on any portion of Ruby Hill that is not currently being mined, priced based on the market price of i-80 Gold's shares at the time of such payment (the "Fourth Milestone Payment"). An early prepayment option to reduce the payment for the third and fourth milestone payments to $20 million is available if the payments are done prior to 24 months after closing, if the payment in shares of the Company did not exceed up to $10 million of the total amount, at the Company's discretion, and if shares held by Waterton do not exceed 9.99% of the outstanding shares of the Company.
During the first quarter of 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $27.0 million in satisfaction of the First and Second Milestone Payment. Consideration paid to Waterton consisted of $11.0 million in cash and 5,515,313 common shares of the Company valued at $16.0 million.

During the fourth quarter of 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $20.0 million in satisfaction of the Third and Fourth Milestone Payment. Consideration paid to Waterton consisted of $10.0 million in cash and 6,613,382 common shares of the Company valued at $10.0 million.

The Company recognized the liability at fair value with changes in fair value recognized in profit or loss. The initial fair value of the liability recognized on inception was $41.9 million. For the three and six months ended June 30, 2024, the Company recognized a loss on the revaluation of the liability of nil (2023 - $0.4 million and $0.8 million, respectively) through the statement of loss as further described in Note 17 of these Financial Statements.

12.SHARE CAPITAL

(a)Authorized share capital

At June 30, 2024, the authorized share capital consisted of an unlimited number of common shares without par value.

(b)Issued share capital

On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69.7 million Units at a price of C$1.65 per Unit for aggregate gross proceeds to the Company of approximately C$115.0 million ($83.5 million). Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. The 34.8 million common share warrants issued in connection with the offering were valued at $8.9 million at inception using the closing price of the warrants of C$0.35 on May 1, 2024. The Company incurred $4.5 million in transaction costs in connection with the Offering, of which $4.1 million was allocated to shares issued and presented as a reduction to share capital within the statement of changes in equity.

On March 20, 2024, the Company issued 1.1 million common shares to Waterton at a price of C$1.73 for total gross proceeds of C$2.0 million ($1.4 million) as partial consideration of the contingent value rights payment related to Granite Creek, as further described in Note 8 (b) of these Financial Statements.

During the first quarter of 2024 the Company completed a non-brokered private placement of common shares. An aggregate of 13,064,204 shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.5 million ($17.4 million).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
On February 9, 2024, the Company issued 1.6 million common shares to Waterton at a price of C$1.80 for total gross proceeds of C$2.9 million ($2.1 million) as partial consideration of the contingent value rights payment related to Granite Creek, as further described in Note 8 (b) of these Financial Statements.

On October 16, 2023, the Company issued 6.6 million common shares to Waterton at a price of C$2.057 for total gross proceeds of C$13.6 million ($10.0 million) as partial consideration of the Third Milestone Payment and Fourth Milestone Payment related to the Ruby Hill deferred consideration, as further described in Note 11 (vii) of these Financial Statements.

On August 1, 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8 million ($27.7 million). Certain directors and/or officers of the Company subscribed for C$0.5 million in common shares and a related party subscribed for C$2.7 million in common shares under the private placement, both of which are related party transactions.

On June 27, 2023, Sprott converted $1.8 million in principal and subject to obtaining approval of the TSX $0.2 million in interest of the Convertible Loans into 800,449 common shares of the Company. On July 7, 2023, upon approval of the TSX the Company issued 800,449 common shares to Sprott.

On May 9, 2023, in connection with the Paycore acquisition the Company issued 5,016,991 common shares to Waterton in settlement of the contingent value rights agreement between Paycore and Waterton, as further described in Note 4 of these Financial Statements.

On May 5, 2023, the Company acquired 100% of the issued and outstanding shares of Paycore at the Exchange Ratio issuing 25,488,584 common shares to Paycore shareholders, as further described in Note 4 of these Financial Statements.

On January 16, 2023, the Company issued 5.5 million common shares to Waterton at a price of C$3.8945 for total gross proceeds of C$21.5 million ($16.0 million) as partial consideration of the First Milestone Payment and Second Milestone Payment related to the Ruby Hill deferred consideration, as further described in Note 11 (vii) of these Financial Statements.

The Company issued 0.9 million common shares for stock options and warrants exercised during the six months ended June 30, 2024 (2023 - 0.8 million) and received proceeds of $0.9 million (2023 - $1.9 million).

(c)Share option plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years. Vesting periods may range from immediate to five years.

(d)Stock options

The continuity of stock options issued and outstanding are as follows:

	Options outstanding #	Weighted average price C$
Outstanding at December 31, 2022	7,878,746	2.30
Issued in Paycore Acquisition	1,727,200	1.89
Granted	2,088,687	3.20
Exercised	(526,798)	2.59
Expired	(16,000)	2.91
Forfeited	(92,590)	2.69
Outstanding at December 31, 2023	11,059,245	2.39
Granted	941,316	1.74
Exercised	(904,800)	1.34
Expired	(114,115)	2.12
Forfeited	(41,351)	3.21
Outstanding at June 30, 2024	10,940,295	2.42
The weighted average share price at the date of exercise for the six months ended June 30, 2024 was C$1.87 (2023 - C$3.17).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
At June 30, 2024, the following options were outstanding, and outstanding and exercisable:

	Outstanding			Outstanding and Exercisable
Exercise price CAD	Options #	Weighted average exercise price C$	Weighted average remaining life in years	Options #	Weighted average exercise price C$	Weighted average remaining life in years
$0.59 - $1.69	2,335,400	$1.34	1.68	2,335,400	$1.34	1.68
$1.70 - $2.64	3,850,194	$2.37	3.11	3,255,980	$2.48	2.83
$2.65 - $3.17	2,408,550	$2.72	2.06	2,408,550	$2.72	2.06
$3.18 - $3.67	2,346,151	$3.26	3.33	1,750,926	$3.27	3.23
	10,940,295	$2.42	2.62	9,750,856	$2.41	2.44
Total vested stock options at June 30, 2024 were 9,750,856 (December 31, 2023 - 9,081,403) with a weighted average exercise price of C$2.41 (December 31, 2023 - C$2.25).

The Company applies the fair value method of accounting for all share-based compensation awards and accordingly, $0.5 million was recorded for options issued as compensation during the six months ended June 30, 2024 (2023 - $1.4 million) per the table in (f) share-based payments below. The options had a weighted average grant date fair value of C$1.74 at June 30, 2024. As of June 30, 2024, there were 1,189,439 unvested stock options (December 31, 2023 - 1,977,842).

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	June 30, 2024	December 31, 2023
Risk-free interest rate	3.84% to 4.05%	3.47% to 4.03%
Annualized volatility based on historic volatility	52% to 53%	52% to 60%
Expected dividend	Nil	Nil
Forfeiture rate	4.1% to 4.2%	0.0% to 4.4%
Expected option life	2 to 3.5 years	2.4 to 3.5 years
(e)Restricted and Deferred Share Unit Plan

The Company adopted the RSU plan to allow the Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The Company adopted the DSU plan to grant members of its Board of Directors non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled.

The following table summarizes the continuity of the RSUs and DSUs for the period ended June 30, 2024:

	RSUs outstanding #	DSUs outstanding #
Outstanding at December 31, 2022	465,642	175,091
Granted	731,543	167,374
Settled	(464,159)	—
Forfeited	(31,271)	—
Outstanding at December 31, 2023	701,755	342,465
Granted	2,051,374	420,927
Forfeited	(87,030)	—
Outstanding at June 30, 2024	2,666,099	763,392

As the RSUs and DSUs are expected to be settled in cash, at June 30, 2024 a current liability of $1.4 million and a long-term liability of $0.4 million was outstanding and included in other liabilities (December 31, 2023 - $0.9 million and $0.2 million, respectively). For the six months ended June 30, 2024, $0.6 million has been recorded as an expense and included in share-based payments (2023 - $0.8 million). The total fair value of the vested and unvested RSUs and DSUs at June 30, 2024 was C$4.9 million (December 31, 2023 - $2.4 million).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
For purposes of the vesting of the RSUs and DSUs, the fair value of the liability was estimated using the share price of the valuation date and an expected weighted average forfeiture rate of 3% and nil, respectively.

(f)Share-based payments

The following table summarizes share-based payment expense included in the statement of loss during the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Stock option valuation	$154	$373	$509	$1,441
RSUs and DSUs	458	530	632	770
Total	$612	$903	$1,141	$2,211
13.BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and six months ended June 30, 2024, and 2023. Diluted loss per share is based on the assumption that stock options and warrants that have an exercise price less than the average market price of the Company's common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net loss and basic weighted average shares outstanding are reconciled to diluted loss and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net loss for the period	$(36,831)	$(15,962)	$(52,546)	$(29,078)

Basic and diluted weighted average shares outstanding	361,145,495	265,433,411	333,234,688	255,573,142

Basic and diluted loss per share	$(0.10)	$(0.06)	$(0.16)	$(0.11)

10,940,295 stock options (Note 12 (d)) and 48,185,249 warrants (Note 11 (i)) were excluded from the computation of diluted weighted average shares outstanding for the three and six months ended June 30, 2024 (2023 - 11,136,703 and 20,966,409, respectively) as their effect would be anti-dilutive.

14.SUPPLEMENTAL CASH FLOW INFORMATION

(i) The following table summarizes the increase (decrease) in non-cash working capital balances:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Receivables	$(1,638)	$(1,019)	$602	$(924)
Prepaids and deposits	(1,069)	(2,518)	(242)	(1,335)
Inventory	4,645	(1,320)	(1,820)	(4,609)
Accounts payable and accrued liabilities	1,628	6,703	(8,455)	3,865
Increase (decrease) in working capital	$3,566	$1,846	$(9,915)	$(3,003)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(ii) The following table summarizes non-cash items included in other income (expense):

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Gain on warrants	$1,645	$4,607	$4,275	$10,175
Gain on Convertible Loans derivative	3,030	2,097	9,145	10,463
Gain on Convertible Debenture derivative	—	900	—	900
Loss on deferred consideration	—	(351)	—	(778)
Gain on investments	—	239	—	997
Gain (loss) on sales from Gold Prepay Agreement	(1,061)	158	(1,061)	262
Gain (loss) on Gold Prepay derivative	(1,417)	838	(4,915)	(2,252)
Gain (loss) on Silver Purchase derivative	(4,445)	1,309	(5,302)	452
Loss on Gold Prepay Agreement modification	(667)	—	(667)	—
Loss on Silver Purchase Agreement modification	(440)	—	(440)	—
Other	266	3	195	498
Total non-cash items included in other income (expense)	$(3,089)	$9,800	$1,230	$20,717
15.EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

(i) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by property:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
McCoy-Cove, Nevada	$2,310	$3,776	$4,528	$7,057
Granite Creek, Nevada	2,348	407	2,421	407
Ruby Hill, Nevada	257	5,977	633	11,540
Buffalo Mountain, Nevada	24	—	33	—
FAD, Nevada	126	743	222	743
Other	—	192	11	327
Total exploration, evaluation and pre-development	$5,065	$11,095	$7,848	$20,074
(ii) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by activity:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Drilling	$2,578	$6,591	$3,051	$13,021
Assays	249	893	708	1,318
Salaries and benefits	388	400	759	695
Field support	403	945	642	1,682
Operating supplies	117	245	143	401
Studies and permits	409	694	417	1,019
Consulting and professional fees	80	1,187	1,090	1,685
Claim filing and maintenance fees	568	118	568	198
Depreciation & amortization	149	22	263	55
Insurance	124	—	207	—
Total exploration, evaluation and pre-development	$5,065	$11,095	$7,848	$20,074
16.GENERAL AND ADMINISTRATIVE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Corporate administration	$1,898	$1,336	$3,440	$3,425
Salaries and benefits	2,379	2,317	4,810	4,657
Professional fees	1,730	744	2,335	1,506
Total general and administrative	$6,007	$4,397	$10,585	$9,588

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
17.OTHER INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Gain on warrants	$1,645	$4,607	$4,275	$10,175
Gain on Convertible Loans derivative	3,030	2,097	9,145	10,463
Gain on Convertible Debenture derivative	—	900	—	900
Loss on deferred consideration	—	(351)	—	(778)
Gain on foreign exchange	449	43	379	45
Gain on investments	—	239	—	997
Gain (loss) on sales from Gold Prepay Agreement	(1,061)	158	(1,061)	262
Gain (loss) on Gold Prepay derivative	(1,417)	838	(4,915)	(2,252)
Gain (loss) on Silver Purchase derivative	(4,445)	1,309	(5,302)	452
Loss on Gold Prepay Agreement modification	(667)	—	(667)	—
Loss on Silver Purchase Agreement modification	(440)	—	(440)	—
Other	1,387	636	1,820	1,399
Total other income (expense)	$(1,519)	$10,476	$3,234	$21,663
18.FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest accretion on Convertible Loans	$2,587	$2,245	$5,067	$4,375
Interest accretion on Gold Prepay Agreement	2,631	1,929	5,303	3,966
Interest accretion on Silver Purchase Agreement	778	829	1,679	1,647
Interest accretion on Convertible Debentures	2,323	1,947	4,546	2,723
Amortization of finance costs	341	221	634	392
Environmental rehabilitation accretion	775	720	1,504	1,440
Interest paid	445	7	453	22
Total finance expense	$9,880	$7,898	$19,186	$14,565
19.SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

Operating mine property, development and exploration projects

The Company's operating segments are reported by operating mine properties and exploration and development projects. The results from operations for these reportable segments are summarized in the following tables:

Six months ended June 30, 2024	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$15,597	$—	$—	$15,597
Cost of sales	(26,897)	—	—	(26,897)
Depletion, depreciation and amortization	(451)	—	—	(451)
Exploration, evaluation and pre-development	(3,087)	(4,761)	—	(7,848)
Overhead costs	(4,743)	(288)	(11,964)	(16,995)
Other income (expense)	930	108	2,196	3,234
Finance expense	(1,781)	(143)	(17,262)	(19,186)
Loss for the period	$(20,432)	$(5,084)	$(27,030)	$(52,546)

1 Includes Ruby Hill, Lone Tree and Granite Creek
2 McCoy-Cove and FAD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

Six months ended June 30, 2023	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$15,859	$—	$—	$15,859
Cost of sales	(18,731)	—	—	(18,731)
Depletion, depreciation and amortization	(4,145)	—	—	(4,145)
Exploration, evaluation and pre-development	(12,248)	(7,826)	—	(20,074)
Overhead costs	(4,683)	(268)	(12,078)	(17,029)
Other income (expense)	(144)	32	21,775	21,663
Finance expense	(1,284)	(140)	(13,141)	(14,565)
Loss before income taxes	(25,376)	(8,202)	(3,444)	(37,022)
Deferred tax recovery	—	—	7,944	7,944
Income / (loss) for the period	$(25,376)	$(8,202)	$4,500	$(29,078)

Three months ended June 30, 2024	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$7,184	$—	$—	$7,184
Cost of sales	(18,994)	—	—	(18,994)
Depletion, depreciation and amortization	(74)	—	—	(74)
Exploration, evaluation and pre-development	(2,629)	(2,436)	—	(5,065)
Overhead costs	(1,596)	(141)	(6,746)	(8,483)
Other income / (expense)	810	—	(2,329)	(1,519)
Finance expense	(1,130)	(74)	(8,676)	(9,880)
Loss for the period	$(16,429)	$(2,651)	$(17,751)	$(36,831)

Three months ended June 30, 2023	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$11,310	$—	$—	$11,310
Cost of sales	(12,188)	—	—	(12,188)
Depletion, depreciation and amortization	(2,724)	—	—	(2,724)
Exploration, evaluation and pre-development	(6,561)	(4,534)	—	(11,095)
Overhead costs	(2,524)	(135)	(5,422)	(8,081)
Other income / (expense)	32	32	10,412	10,476
Finance expense	(640)	(71)	(7,187)	(7,898)
Loss before income taxes	(13,295)	(4,708)	(2,197)	(20,200)
Deferred tax recovery	—	—	4,238	4,238
Income / (loss) for the period	$(13,295)	$(4,708)	$2,041	$(15,962)

As at June 30, 2024	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Capital expenditures	$15,910	$—	$—	$15,910
Property, plant and equipment	495,370	149,030	2,911	647,311
Total assets	568,116	149,850	40,419	758,385
Total liabilities	$104,309	$7,312	$180,479	$292,100

As at December 31, 2023	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Capital expenditures	$33,849	$83,916	$338	$118,103
Property, plant and equipment	485,609	149,638	3,380	638,627
Total assets	557,477	150,455	15,761	723,693
Total liabilities	$111,171	$8,838	$177,420	$297,429

1 Includes Ruby Hill, Lone Tree and Granite Creek
2 McCoy-Cove and FAD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
Revenue by customer

The following table represents sales to individual customers representing 100% of the Company's gold and silver revenue:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Customer 1	$2,706	$5,355	$7,000	$5,355
Customer 2	3,473	2,821	6,746	2,821
Customer 3	1,149	2,857	1,969	6,083
Customer 4	—	36	26	1,359
Customer 5	(144)	—	(144)	—
Customer 6	—	241	—	241
Total revenue from major customers	$7,184	$11,310	$15,597	$15,859
The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide.
20.COMMITMENTS

Surety bonds

At June 30, 2024, the Company has outstanding surety bonds in the amount of $132.8 million in favour of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $27.0 million, respectively. The surety bonds are secured by a $39.5 million deposit (December 31, 2023 - $44.5 million) and are subject to fees competitively determined in the marketplace. During the first quarter of 2024, $6.0 million in cash collateral was returned to the Company. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

21.FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.

(i)Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding was $3.4 million at June 30, 2024 (December 31, 2023 - $4.2 million)

(ii)Cash

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cash flows as at June 30, 2024. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	Within 1 year	1-2 years	2-3 years	Thereafter	Total
Accounts payable and accrued liabilities	$22,033	$—	$—	$—	$22,033
Convertible Loans (i) (ii)	—	80,283	—	—	80,283
Convertible Debentures (i)	—	—	89,258	—	89,258
Gold Prepay Agreement	31,493	14,113	4,898	—	50,504
Silver Purchase Agreement	8,855	2,015	—	—	10,870
Reclamation and closure obligations	548	774	992	93,902	96,216
Total	$62,929	$97,185	$95,148	$93,902	$349,164
(i) Includes principal and interest payments due at maturity. Outstanding amounts under the Convertible Loans and Convertible Debentures can be converted into common shares of the Company at any time prior to maturity at the option of the applicable respective lender, or under certain conditions at the election of the Company, as further described in Notes 9 (i), (ii), and (iii) of these Financial Statements.

(ii) The Convertible Loans are classified within current liabilities in the statement of financial position as a result of the application of the amendments to IAS 1, as further described in Note 2 (e) of these Financial Statements. The Convertible Loans mature December 2025, and accordingly have been presented in the 1-2 year time band in the table above.

(c)Market risk

(i)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

(ii)Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

(d)Fair value

(i)Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(ii)Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:

a.Financial assets

Financial assets other than the Company's derivative assets described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

b.Financial liabilities

Financial liabilities not classified as fair value through profit or loss are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

Share-based payment and warrant liabilities

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The warrants issued in connection with the Offering are classified within level 1 of the fair value hierarchy as the warrants are listed on the TSX and therefore a quoted market price is available.

Deferred consideration

Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and in the comparative period prior to settlement by the Company during the third quarter of 2023, as further described in Note 11 (vii) of the Consolidated Financial Statements. This liability was classified within level 3 of the fair value hierarchy as it involved management's best estimate of whether or not the key activities as described in Note 11 (vii) of these Financial Statements required for each milestone payment would be achieved. Management assumed that all milestones would be achieved and the early repayment option would be taken. The fair value of the deferred consideration was the present value of projected future cash flows using a discount rate of 7.5%.

Convertible Loans

The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.

Gold Prepay Agreement

The Second A&R Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). In determining the fair value of the embedded derivative at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, and risk free borrowing rates.

Silver Purchase Agreement

The Amended Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at June 30, 2024, the gold substitution option did not have any value. In determining the fair value of the embedded derivatives at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, risk free borrowing rates and the Company's production profile.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
Convertible Debentures

The Convertible Debentures were assessed for derivatives within the agreement and a number of instruments were identified that had to be separated from the host contract and valued on a standalone basis. These instruments were valued using a LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Convertible Debentures. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts.

The Convertible Debentures contain forced conversion and change of control options that are separately measured at FVTPL each reporting period (level 3) whilst the host contract is measured at amortized cost. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates.

(iii)Fair value measurements using significant unobservable inputs (level 3)

The following tables present the changes in level 3 items for the periods ended June 30, 2024 and December 31, 2023:

	Convertible Loans		Convertible Debentures
	Orion conversion and change of control rights	Sprott conversion and change of control rights	Change of control option	Forced conversion option
Balance as at January 1, 2023	$(27,029)	$(5,299)	$—	$—
Initial recognition	—	—	(1,409)	875
Fair value adjustments	18,001	3,840	1,409	(509)
Balance as at December 31, 2023	$(9,028)	$(1,459)	$—	$366
Fair value adjustments	7,868	1,277	—	—
Balance as at June 30, 2024	$(1,160)	$(182)	$—	$366

	Silver Purchase Agreement - silver price derivative	Gold Prepay Agreement - gold price derivative	Deferred consideration	A&R Offtake gold lookback option
Balance as at January 1, 2023	$1,898	$2,916	$(45,805)	$(730)
Principal repayment	—	—	47,000	—
Fair value adjustments	—	(4,592)	(1,195)	93
Balance as at December 31, 2023	$1,898	$(1,676)	$—	$(637)
Fair value adjustments	(5,302)	(4,915)	—	—
Balance as at June 30, 2024	$(3,404)	$(6,591)	$—	$(637)

(iv)Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at June 30, 2024	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	$(3,404)	$2,404	$(2,404)
Gold Prepay Agreement - gold price derivative	Change in forecast gold price	$(6,591)	$2,536	$(2,536)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
22.MANAGEMENT OF CAPITAL

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $601.1 million at June 30, 2024 ($508.6 million at December 31, 2023). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

23.SUBSEQUENT EVENTS

ATM Program and Filing of Prospectus Supplement

The Company obtained a receipt for a final short form base shelf prospectus on June 24, 2024 (the "Canadian Shelf Prospectus"). The Canadian Shelf Prospectus was filed with the securities regulators in each province and territory of Canada, and a corresponding U.S. base prospectus contained in its registration statement on Form F-10 (the "U.S. Base Prospectus") was filed with the United States Securities and Exchange Commission ("SEC").

These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts and units (collectively, the “Securities”), or any combination thereof, from time to time over a 25-month period in both Canada and the United States. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” offerings, public offerings or strategic investments. The specific terms of future offerings of Securities, if any such offerings occur, will be set forth in one or more prospectus supplement(s) to be filed with applicable securities regulators.

The at-the-market equity program (the "ATM Program") has been implemented pursuant to the terms of an equity distribution agreement dated August 12, 2024 (the "Equity Distribution Agreement"), among the Company, National Bank Financial Inc. and a syndicate of underwriters (collectively, the "Agents"). The ATM Program will allow i-80, through the Agents, to, from time to time, offer and sell in Canada and the United States through the facilities of the TSX and the NYSE American stock exchange (the “NYSE American”) such number of common shares in the capital of the Company (the “Shares”) as would have an aggregate offering price of up to $50 million. Sales of the Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415 under the United States Securities Act of 1933, as amended, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for common shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The Shares that may be issued by the Company under the ATM Program have been conditionally approved for listing on the TSX and have been conditionally approved for listing on the NYSE American.

The offering of Shares under the ATM Program will be made through and qualified in Canada by, a prospectus supplement dated August 12, 2024 (the “Canadian Prospectus Supplement”) to the Canadian Shelf Prospectus, each filed with the securities commissions in each of the provinces and territories of Canada, and in the United States pursuant to a prospectus supplement dated August 12, 2024 (the “U.S. Prospectus Supplement”) to the Company's U.S. Base Prospectus filed with the SEC.

The ATM Program will be effective until July 24, 2026, unless terminated before such date by i-80 or otherwise in accordance with the Equity Distribution Agreement. The timing and extent of the use of the ATM Program will be at the discretion of the Company. Accordingly, total gross proceeds from equity offerings under the ATM Program, if any, could be significantly less than $50 million.

The Company intends to use any proceeds from the ATM Program to advance the exploration, development, expansion, the repayment of debt, and working capital requirements of the Company’s McCoy Cove Project, Granite Greek Project, Lone Tree Project, Ruby Hill Project and for general corporate and working capital purposes. Actual allocation of the proceeds may vary depending on the amount raised, the time periods during which the proceeds are raised and future developments in relation to the Company’s projects and unforeseen events.